02038311

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING
MAY 29 2002
WASH. D.C. 152 SECTION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002

PROCESSED
JUN 05 2002
THOMSON FINANCIAL P

Kookmin Bank

(Translation of registrant's name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No X

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-)

Kookmin Venture Capital Merged into Kookmin Investment

Pursuant to the resolution of respective shareholders' meeting of the two companies on May 25, 2002, Kookmin Venture Capital will be merged into Kookmin Investment as of June 27, 2002.

Kookmin Bank, as the largest shareholder of the two companies, decided to merge them in order to consolidate duplicate subsidiaries.

Kookmin Investment will remain as the surviving entity. Shareholders of Kookmin Venture Capital, the dissolving entity, will receive 0.1348 share of Kookmin Investment's new common stock for every share of common stock they own. The merged entity shall be named as KM Investment Co., Ltd.

The two companies were established to invest in and finance venture companies. The paid-in capital and total assets of Kookmin Venture Capital is 97 billion Won and 183 billion Won, respectively. As of May 10, 2002, Kookmin Bank's total investment in the company is 94 billion Won, which corresponds to 97.15 % of the company's stake.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: May 27, 2002

By:
(Signature)

Name: Jong-Kyoo Yoon
Title: Executive Vice President & Chief Financial Officer